Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

						Three months
						Ended
	Year ended October 31,					January 31,
	2004	2005	2006	2007	2008	2009

(Loss) earnings:
(Loss) income before income taxes	$647,432	$806,110	$1,126,616	$70,680	$(466,787)	$(156,561)
Interest expense	94,324	126,221	122,473	102,652	89,300	16,148
Rent expense	2,417	3,923	4,377	4,252	4,070	763
Amortization	1,085	1,079	1,096	1,102	1,380	282

	$745,258	$937,333	$1,254,562	$178,686	$(372,037)	$(139,368)

Fixed charges:
Homebuilding
Interest incurred	$113,452	$115,439	$141,266	$136,758	$116,340	$28,285
Rent expense	2,417	3,923	4,377	4,252	4,070	763
Amortization	1,085	1,079	1,096	1,102	1,380	282

	$116,954	$120,441	$146,739	$142,112	$121,790	$29,330

Ratio	6.37	7.78	8.55	1.26	(1)	(1)

(1)	For the twelve-month period ended October 31, 2008 and the three-month period ended January 31, 2009 our earnings were not sufficient to cover fixed charges by approximately $493.8 million and $168.7 million, respectively.